EXHIBIT 99.1

Equinor and Shell to create the UK’s largest independent oil and gas company

Equinor UK Ltd, a subsidiary of Equinor ASA (OSE: EQNR, NYSE: EQNR, “Equinor”) and Shell UK Limited, a subsidiary of Shell plc (LSE: SHEL, NYSE: ADR SHEL, AMS EURONEXT: SHELL, “Shell”) are to combine their UK offshore oil & gas assets and expertise to form a new company which will be the UK North Sea’s biggest independent producer. The incorporated joint venture (IJV) will be set up to sustain domestic oil and gas production and security of energy supply in the UK.

On deal completion, the new independent producer will be jointly owned by Equinor (50%) and Shell (50%), two leading global energy companies with decades of experience operating in the UK North Sea. With the once prolific basin now maturing and production naturally declining, the combination of portfolios and expertise will allow continued economic recovery of this vital UK resource. The new company will be more agile, focused, cost-competitive and strategically well positioned to maximise the value of its combined portfolios on the UK Continental Shelf.

The new company will invest to provide a long-term future for the individual oil and gas fields and platforms, helping extend the life of this crucial sector for the benefit of the UK. Based in Aberdeen, the heart of the nation’s energy sector, the joint venture will include Equinor’s equity interests in Mariner, Rosebank and Buzzard, and Shell’s equity interests in Shearwater, Penguins, Gannet, Nelson, Pierce, Jackdaw, Victory, Clair and Schiehallion. A range of exploration licenses will also be part of the transaction.

Both Equinor and Shell are proud to continue the development of the North Sea as investing partners rather than individual operators, opening a new chapter in which they will remain significant players in the UK energy sector.

Following completion, the new company will be self-funded, Equinor’s ownership stake will be equity accounted, and no organic capital expenditures related to this investment will be reported by Equinor. This transaction enables Equinor to benefit from increased short-term production and cash flow. The more balanced ownership structure of the assets also contributes to reduced overall risk exposure.

Equinor’s Executive Vice President for Exploration and Production International, Philippe Mathieu, said: “Equinor has been a reliable energy partner to the UK for over 40 years, providing oil and gas, developing the offshore wind industry, and advancing decarbonisation. This transaction strengthens Equinor’s near-term cash flow, and by combining Equinor’s and Shell’s long-standing expertise and competitive assets, this new entity will play a crucial role in securing the UK’s energy supply.”

Shell’s Integrated Gas and Upstream Director, Zoë Yujnovich, commented: “Domestically produced oil and gas is expected to have a significant role to play in the future of the UK’s energy system. To achieve this in an already mature basin, we are combining forces with Equinor, a partner of many years. The new venture will help play a critical role in a balanced energy transition providing the heat for millions of UK homes, the power for industry and the secure supply of fuels people rely on.”

The transaction has economic effect on 1st January 2025. Completion of the transaction remains subject to approvals and is expected by the end of 2025.

Notes to Editors

  In the UK, Equinor currently produces approx. 38,000 barrels of oil equivalent per day; Shell UK produces over 100,000 barrels of oil equivalent per day. The new company is expected to produce over 140,000 barrels of oil equivalent per day in 2025.
  Equinor will retain ownership of its cross-border assets, Utgard, Barnacle and Statfjord and offshore wind portfolio including Sheringham Shoal, Dudgeon, Hywind Scotland and Dogger Bank. It will also retain the hydrogen, carbon capture and storage, power generation, battery storage and gas storage assets.
  Shell UK will retain ownership of its interests in the Fife NGL plant, St Fergus Gas Terminal and floating wind projects under development - MarramWind and CampionWind. Shell UK will also remain Technical Developer of Acorn, Scotland’s largest carbon capture and storage project.
  Equinor employs around 300 people in oil and gas roles in the UK, while Shell employs approximately 1,000 in similar oil and gas positions across the country.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Ola Morten Aanestad, Media Relations,
+47 480 80 212

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act